EXHIBIT 99
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2003 FIRST QUARTER RESULTS

Wednesday, May 7, 2003, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the first quarter ended March 31, 2003. Diluted earnings per share for the first quarter ended March 31, 2003 increased 8% to $0.27 as compared to diluted earnings per share of $0.25 for the first quarter ended March 31, 2002.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED MARCH 31,
	(Unaudited)

	2003	2002

Sales	$1,031.6	$878.9
Operating income	$30.1	$28.5
Net income	$13.8	$13.0
Diluted earnings per share	$0.27	$0.25

Sales increased $152.7 million, or 17% to $1,031.6 million for the three month period ended March 31, 2003 compared to $878.9 million for the three month period ended March 31, 2002. Approximately $70 million, or nearly half, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British pound.

North American production sales grew to $575.6 million in the first quarter of 2003 compared to $521.3 million in the first quarter of 2002 as a result of the positive impact of higher production volumes, higher North American average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. North American light vehicle production volumes increased approximately 2% to 4.2 million units for the three month period ended March 31, 2003 as compared to 4.1 million units for the three month period ended March 31, 2002. North American average dollar content per vehicle increased to $139 for the first quarter of 2003 compared to $128 for the first quarter of 2002. New products that contributed to this increase included the Company's complete seats for the Chrysler Pacifica launched during the first quarter of 2003, as well as new products launched in the second half of 2002 such as the complete seats and overhead system for the Saturn ION.

Western European production sales increased to $372.6 million for the first quarter of 2003 compared to $275.3 million for the first quarter of 2002 as a result of growth in our Western European average dollar content per vehicle and the positive impact related to the strengthening of euro and British pound relative to the U.S. dollar. Western European vehicle production volumes remained relatively flat at approximately 4.3 million units for the three month periods ended March 31, 2003 and 2002. Western European average dollar content per vehicle increased to $87 for the first quarter of 2003 compared to $64 for the first quarter of 2002. New product launches that contributed to this increase included the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and cockpit module for the Nissan Micra.

Consolidated tooling and engineering sales for the three month period ended March 31, 2003 increased by 1% to $83.4  from $82.3 million for the three month period ended March 31, 2002.

Operating income for the first quarter of 2003 increased to $30.1 million compared to $28.5 million for the first quarter of 2002. The increase in operating income was attributable to higher gross margin related to higher production sales partially offset by customer price reductions, start-up costs associated with a number of the Company's new product launches, the adverse impact of the strengthening euro at certain under-performing operations, higher selling, general and administrative costs associated with the increase in sales and higher affiliation and social fees.

The Company continued to generate significant free cash. During the first quarter of fiscal 2003, cash generated from operations before changes in working capital was $46.2 million. An additional $46.6 million of cash was generated from working capital resulting in total cash from operating activities of $92.8 million. Investment activities during the first quarter of 2003 were $26.9 million resulting in free cash before financing activities of $65.9 million for the quarter.

Diluted earnings per share was $0.27 for the three month period ended March 31, 2003, compared to diluted earnings per share of $0.25 for the three month period ended March 31, 2002.

Commenting on the first quarter results, Don Walker, the Company's President and Chief Executive Officer, stated "We are pleased with the progress that we continue to make and the on-going successful launches of our new products for our customers".

Intier Automotive's Board of Directors declared a dividend in respect of the first quarter of 2003 of US$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after June 16, 2003 to shareholders of record on May 30, 2003. The Board also declared a dividend of US$2,812,500 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after June 30, 2003 to holders of the Convertible Series Preferred Shares of record on May 30, 2003.

2003 OUTLOOK

For the full year, North American light vehicle production volumes are expected to decrease to approximately 15.8 million units from 16.3 million units in 2002. Western Europe production volumes are expected to decline slightly to approximately 16.1 million units compared to 16.3 million units in 2002. Full year average dollar content per vehicle is expected to be between 17% and 20% above the average dollar content per vehicle for 2002 for both North America and Europe. In North America, average dollar content per vehicle is expected to be below this range in the second quarter of 2003 and above this range in the fourth quarter of 2003. Based on these production volume estimates, product mix and foreign exchange rate assumptions and tooling and engineering sales estimates, 2003 total sales are expected to be between $4.35 billion and $4.45 billion.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 22,000 employees at 65 manufacturing facilities, and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the first quarter results and other developments on Wednesday, May 7, 2003 at 4:00 p.m. EST (Toronto Time). The number to use for this call is 1-888-313-7737. Overseas callers should use 212-346-6527. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21138116#). The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at March 31, 2003	As at December 31, 2002

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$306.3	$241.3
Accounts receivable	598.6	579.9
Inventories	295.5	261.7
Prepaid expenses and other	32.3	27.8
Income taxes receivable	1.4	5.5

	1,234.1	1,116.2

Fixed assets, net	488.2	478.1

Goodwill	104.0	100.7

Future tax assets	74.3	75.5

Other assets	13.6	11.3

	$1,914.2	$1,781.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$54.9	$48.6
Accounts payable	755.4	658.0
Accrued salaries and wages	66.5	74.3
Other accrued liabilities	63.3	50.2
Long-term debt due within one year	4.1	4.2
Series 1 Convertible Series Preferred Shares (note 9)	107.6	-

	1,051.8	835.3

Long-term debt	31.8	31.8

Other long-term liabilities	27.4	25.6

Convertible Series Preferred Shares (note 9)	101.6	206.2

Future tax liabilities	37.6	38.0

Minority interest	1.0	0.9

Shareholders' equity:
Convertible Series Preferred Shares (note 6)	19.6	22.0
Class A Subordinate Voting Shares (note 6)	71.8	71.8
Class B Shares (note 6)	495.8	495.8
Retained earnings	28.2	17.2
Currency translation adjustment	47.6	37.2

	663.0	644.0

	$1,914.2	$1,781.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month period ended March 31,	Three month period ended March 31,

	2003	2002

	(Unaudited)	(Unaudited)
Sales	$1,031.6	$878.9

Cost of goods sold	907.9	771.4
Depreciation and amortization	23.4	20.7
Selling, general and administrative	54.4	44.8
Affiliation and social fees	15.8	13.5

Operating income	30.1	28.5
Interest expense, net	0.3	0.3
Amortization of discount on Convertible Series Preferred Shares	3.0	2.8
Equity income	(0.3)	(0.1)

Income before income taxes and minority interest	27.1	25.5
Income taxes	13.2	12.6
Minority interest	0.1	(0.1)

Net income	$13.8	$13.0

Financing charge on Convertible Series Preferred Shares	0.4	0.5

Net income attributable to Class A Subordinate Voting and Class B Shares	13.4	12.5
Retained earnings, beginning of period	17.2	15.9
Adjustment for change in accounting policy for goodwill (note 4)	-	(35.7)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	(2.4)

Retained earnings (deficit), end of period	$28.2	$(9.7)

Earnings per Class A Subordinate Voting or Class B Share (note 8)
Basic	$0.28	$0.26
Diluted	$0.27	$0.25
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)
Basic	48.2	48.2
Diluted	63.1	63.6

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month period ended March 31,	Three month period ended March 31,

	2003	2002

	(Unaudited)	(Unaudited)

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$13.8	$13.0
Items not involving current cash flows	32.4	28.8

	46.2	41.8
Change in non-cash working capital	46.6	2.5

	92.8	44.3

INVESTMENT ACTIVITIES
Fixed asset additions	(23.9)	(24.5)
Increase in investments and other assets	(3.1)	(0.3)
Proceeds from disposition of fixed assets	0.1	1.7

	(26.9)	(23.1)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	3.8	(8.4)
(Repayments) issues of long-term debt and other long-term liabilities	(1.0)	1.0
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)

	(2.4)	(12.6)

Effect of exchange rate changes on cash and cash equivalents	1.5	(0.6)

Net increase in cash and cash equivalents during the period	65.0	8.0
Cash and cash equivalents, beginning of period	241.3	77.1

Cash and cash equivalents, end of period	$306.3	$85.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at March 31, 2003 and for the three month periods ended March 31, 2003 and 2002 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements included in the Company's 2002 annual report to shareholders.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements as included in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2003, and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	CHANGE IN ACCOUNTING POLICY FOR GOODWILL

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments, respectively. The total goodwill writedown was charged against January 1, 2002 opening retained earnings.

5.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure of Guarantees ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

6.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares	Unlimited	5,481,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at March 31, 2003	5,481,191
Class B Shares outstanding as at March 31, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,095,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,238,666

The number of shares reserved to be issued for stock options is 5,995,000 Class A Subordinate Voting Shares of which 2,780,000 are reserved but unoptioned at March 31, 2003. The total number of shares issued from exercised stock options, from the inception date of the plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 131,000. The total number of options to purchase Class A Subordinate Voting Shares that have expired, from the inception of the plan, is 4,000.

7.	STOCK-BASED COMPENSATION
(a)

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000
Cancelled	(10,000)	Cdn.$	21.00	(4,000)

Outstanding at March 31, 2003	1,710,000	Cdn.$	21.92	637,000

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000
Cancelled	(20,000)	U.S.$	13.70	(8,000)
Cancelled	(30,000)	U.S.$	16.40	(6,000)

Outstanding at March 31, 2003	1,385,000	U.S.$	14.35	573,000

(b)

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three month periods ended March 31,

	2003	2002

Risk free interest rate	-	5.27%
Expected dividend yield	-	1.20%
Expected volatility	-	26%
Expected time until exercise	-	5 years

For the three month period ending March 31, 2003 no options were granted under the Company's Incentive Stock Option Plan.

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three month periods ended March 31, 2003 and 2002 would have been:

	Three month periods ended March 31,

	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$13.3	$12.4

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.28	$0.26
Diluted	$0.26	$0.25

The weighted average fair value of options granted subsequent to January 1, 2002 and outstanding during the three month period ending March 31, 2003 was $5.63 per option. The weighted average fair value of the 60,000 options granted during the three month period ending March 31, 2002 was $4.66 per option.

8.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share for the three month periods ended March 31, 2003 and 2002.

	Three month period ended March 31, 2003	Three month period ended March 31, 2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$13.4	$12.5

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2

Basic earnings per Class A Subordinate Voting or Class B Share	$0.28	$0.26

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$13.4	$12.5

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	3.0	2.8
Financing charge on Convertible Series Preferred Shares	0.4	0.5

	$16.8	$15.8

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Convertible Series Preferred Shares	14.9	14.9
Stock options	-	0.5

	63.1	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.27	$0.25

For the three month period ending March 31, 2003, diluted earnings per Class A Subordinate Voting or Class B Share exclude the 3.1 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan as such options were not in the money during the period.

9.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 Convertible Series Preferred Shares are presented as current liabilities. The Series 1 Convertible Series Preferred Shares are retractable by Magna International Inc. (Magna) at their carrying value of $112.5 million, together with all declared and unpaid dividends, after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The liability amounts for Series 2 Convertible Series Preferred Shares are presented as long-term liabilities, as they are not retractable by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.
10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended March 31, 2003			Three month period ended March 31, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$427.7	$12.6	$230.2	$423.9	$23.5	$198.2
Europe	367.8	2.7	160.2	264.6	0.5	146.4

Closures Systems	236.9	14.6	97.2	190.8	6.9	80.9

Corporate, other and intersegment eliminations	(0.8)	0.2	0.6	(0.4)	(2.4)	0.2

Total reportable segments	$1,031.6	$30.1	488.2	$878.9	$28.5	425.7
Current assets			1,234.1			958.8
Goodwill, future tax and other assets			191.9			235.6

Consolidated total assets			$1,914.2			$1,620.1

Effective January 2003, the Company's Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closures segment, beginning January 2003 is reported on a global basis. All comparative period amounts have been restated to conform with the current period's presentation.